

Erik Franks, MSc • 2nd

CEO, Tesseract

Tesseract • Y Combinator

North Hills, California • 500+ 👥

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Highlights



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You and Erik both know Lydia Lewis

Erik's Activity

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 Thank you Miki Sode for moderating such an amazing panel at Space 2.0…
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 NASA considers acquiring more than one gateway propulsion module -…
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 Want to be part of a new frontier? Join Firefly Aerospace! We're filling key…
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 Chris Hadfield: Before we colonize Mars, we should settle the Moon
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 Maxar Technologies on LinkedIn: "NASA Jet Propulsion…
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 No one won the Google Lunar X Prize, but these competitors are still…
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Experience

CEO
Tesseract
May 2017 – Present • 1 yr
San Francisco Bay Area

Tesseract is building non-toxic thrusters for small satellites with higher performance than Hydrazine biprop at lower cost.

Director of Information Technologies and Communications
International Space University USA Alumni Association

The Director for Information Technologies and Communications is responsible for the development and maintenance of the Association's web site, a main instrument in the communication among Members and publicity of the Association and communication to Members of the Association's activities.

Operations Manager
Masten Space Systems
Jul 2015 – May 2017 • 1 yr 11 mos
Mojave, CA

Current responsibilities:
DARPA XS-1 Phase 1b Discrete Event Simulation Lead
DARPA XS-1 Phase 1b Ground Operations Lead
Accounting
FAA & DoD Airspace Coordination
Facilities - Existing buildings, new building construction and setup, and new test site
Purchasing
HR
Masten Website & IT Management
Business Development

Media (1)



Xombie

Rocket Systems Engineer
Masten Space Systems
May 2013 – Jul 2015 • 2 yrs 3 mos
Mojave, CA

Responsible for facilities, accounting, purchasing, high-test hydrogen peroxide safety program, hazardous materials handling, videography for Xaero-B and rocket test trailer firing, and DARPA XS-1 Phase-1 Flight Operations planning. Also involved as rocket flight ground crew, programmer of numerous telemetry visualization tools.



Airplane Builder & Test Pilot
Velocity Airplane
Apr 2009 – Aug 2012 • 3 yrs 5 mos

• Built experimental aircraft from parts to test flight
• Proficient in composite building techniques for fiberglass and epoxy
• Completed all avionics and wiring of plane and engine/powerplant
• Integrated General Motors Corvette LS1 engine for aircraft use with full sensor compliment
• Successfully test flew airplane through FAA Phase 1 and entered Phase 2 within two months

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Y Combinator
Entrepreneurship/Entrepreneurial Studies
2017 – 2017

S17

International Space University
Master of Science (MSc), Space Studies
2012 – 2013

The University of Texas at Austin
Bachelor of Arts (B.A.), Economics
1998 – 2003

Accomplishments

3 Honors & Awards   ⌄
NASA Group Achievement Award - ADAPT/FOALS Project Team • NASA Group Achievement Award - Autonomous Descent/Ascent Powered-Flight Testbed Team • NASA Group Achievement Award to ADAPT Team

1 Certification   ⌄
CPR/First Aid